UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

387 Park Avenue South, 5/fl,

New York City, 10016

646-952-8836

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers.

Effective December 7, 2018, Yulong Eco-Materials, Limited., (the “Company”) reports the departure of Ms. Junfeng Ma, Ms. Yang Li, Mr. Qingsheng Liu,  Mr. Hoi Ming Chan, Mr. Wenge Du , Ms. Qiang Liu from their positions as directors. Their names were not submitted for re-election at the Annual General Meeting held on December 3, 2018. Additionally, the Company reports the departure of Hoi Ming Chan from the position of Chief Executive Officer and the departure of Jason Shun Yiu Chan from the position of Chief Financial officer. Neither Hoi Ming Chan’s nor Jason Shun Yiu Chan’s name was submitted for re-election at the Annual General Meeting held on December 3, 2018.

Subsequent to the Annual General Meeting (the “Meeting”) held on December 3, 2018 in Bangkok, Thailand and approval by 84.9% of the Company’s shareholders to appoint directors to the board of directors, Yulong Eco-Materials, Limited convened a full directors meeting on December 7, 2018 at which the directors finalized and ratified the appointment of the following:

1.	Daniel S. Mckinney was appointed to serve as a director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed. Additionally, Daniel Mckinney was appointed to serve as Chairman of the Board of Directors and to serve as the Company’s Chief Executive Officer until the next annual meeting of the Company or until his successor is duly elected and appointed.

Daniel S. Mckinney: Director, Chairman of the Board of Directors, Chief Executive Officer

Daniel McKinney has founded businesses in the fields of jewelry manufacturing, construction, promotional exhibitions, technologies, real estate, and non-profit education. Both government agencies and the private sector have sought out Daniels expertise in extractive industries and strategic technology development. Daniel has led numerous technology transfer agreements in both Asia and Africa in the fields of jewelry & gems manufacturing, mining, construction as well as defense technology. Known for establishing unique businesses and his pioneering vision in various fields, he has been primarily focused in the areas of investment banking and business development. He has developed a strong conceptualization and business development record as a principal and founder of diverse businesses including the first Hong Kong Gem & Jewelry show, Wynmere Thailand Ltd, one of the largest jewelry companies at that time, Coldway Ltd, an investment banking firm and Cement Services Co. Ltd., a regional construction business based in Thailand.

Mr. Mckinney is a permanent resident of Hong Kong and studied Chemistry and Biology at Houston Baptist University. Mr. Mckinney joined the board of Yulong Eco-Materials Limited and was appointed Chairman on October 29, 2018.

2.	William Bossung was appointed to serve as an independent director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed. Additionally, William Bossung was appointed to serve as Chairman of the Company’s Audit Committee and to serve as an independent director on the Company’s Nominating Committee and the Company’s Compensation Committee until the next annual meeting of the Company or until his successor is duly elected and appointed.

William Bossung: Independent Director, Chairman Audit Committee.

William Bossung is a proven leader who has over 30 years in senior management experience in corporate governance in public companies. Mr. Bossung has a background in Corporate Finance, Insurance and Accounting. Mr. Bossung was a co-founder and Director of Grey Cloak Tech a software technology company established to detect advertising click fraud.

In 2012, Mr. Bossung co-founded Splash Beverage Group, a beverage distribution company that distributes both alcohol and non-alcohol products. Splash Beverages lead sports drink "TapouT" is now the official sports drink of the WWE. From September 2003 to August 2006, Mr. Bossung was a co-founder of BCF Technology, an insurance software company that was ultimately sold to Vertafore in August 2006. Mr. Bossung was the Director of Corporate Finance of Chadmoore Wireless Group a wireless communications company utilizing 800 MHZ SMR frequencies. Chadmoore aggregated over 5500 channels from the FCC, Federal Communications Commission, subsequently the licenses were acquired by Nextel for 162 million dollars, then ultimately merged into the Sprint PCS wireless network. He holds a bachelor’s degree in accounting and finance.

3.	Jeffrey Bergman was appointed to serve as an independent director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed. Additionally, Jeffrey Bergman was appointed to serve as Chairman of the Company’s Nominating Committee and to serve as an independent director on the Company’s Audit Committee and the Company’s Compensation Committee until the next annual meeting of the Company or until his successor is duly elected and appointed.

Jeffrey Bergman: Independent Director, Chairman Nominating Committee,

Jeffery Bergman is an American born precious gemstone dealer and gemologist with five decades of broad-based experience in natural gemstones, diamonds and fine jewelry. Jeffery is a frequent guest speaker at GIA Gem Gatherings, gemological conferences & universities, and is a regular contributor to gemological and other publications. Founder and director of Primagem in Bangkok, Jeffery cut and polished his first gemstone at the age of fourteen starting him on a lifelong career which has taken him to more than 60 countries, and every continent except Antarctica. His formal gemological training was accomplished at SSEF, the prestigious Swiss Gemological Institute in Basel, Switzerland where he successfully completed his Basic, Diamonds, Advanced Pearls, Advanced Colored Stones & Scientific Gemology courses qualifying him as an SSEF SGC. He is also a Senior Accredited Gemologist member of the Accredited Gemologists Association. Mr. Bergman’s gemstone cutting experience has contributed greatly to his expertise as a colored gemstone and diamond supplier. Working one-on-one with some of the most technically advanced cutting factories in Asia insures he is able to supply finished products meeting the very highest of international standards. While based in Thailand, demand for his expertise regularly takes him to the trading centers of the world visiting clients in Antwerp, Paris, Geneva, London, New York, Tel Aviv, Hong Kong, Singapore and Yangon. Featured in many gem and jewelry periodicals, He has also appeared in interviews on the ABC, BBC, CCTV, CNN, NBC and GEO. He has been quoted in Time, USA Today, National Geographic, Discover, GIA’s Gems & Gemology, Gem-A’s Journal of Gemmology, ICA’s InColor and many other publications around the world. His Work history includes ownership of Opal Arts company, Woomera, South Australia June 1970 to May 1974. Owned Opal Arts company, San Jose, CA September 1974 to August 1977. Manager of Schaffer and Son Jewelers, Las Vegas, NV June 1981 to May 1982. Owner of Gem Source company Las Vegas, NV June/1983 to May 1993. Owner of Gem Source Co., Ltd. Bangkok, Thailand January 1990 to May 2000. Co-founder and Vice President of Asirus Co., Ltd. Bangkok, Thailand, June 2000 to September 2003. Owner of Primagem Co., Ltd. Bangkok, Thailand October 2003 to present. Certified Scientific Gemologist (SGC) from The Swiss Gemological Institute, Basel, Switzerland June 2014 to October 2017.

4.	Norman Macasaet was appointed to serve as an independent director of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed. Additionally, Norman Macasaet was appointed to serve as Chairman of the Company’s Compensation Committee and to serve as an independent director on the Company’s Audit Committee and the Company’s Nominating Committee until the next annual meeting of the Company or until his successor is duly elected and appointed.

Norman H. Macasaet: Independent Director, Chairman Compensation Committee

From October 2017 to the present Mr. Macasaet has served as Chief Finance Officer for We Are I.T., a Philippine satellite company. He is a key member of the management committee and is in the process of preparing the company for an initial public offering in 2020. He was in charge of improving and upgrading the company’s finance function, implemented formal budgeting, forecasting and reporting systems to measure and communicate performance results internally, to the board of directors and shareholders.  He is also responsible for supervising the preparation of bids for major private and government projects including final sign off on pricing and strategies, responsible for identifying and evaluating acquisition opportunities and in charge of initiating and maintaining relationships with suppliers, joint venture partners, regulators and legislators.

From November 1999 to the present, he has served as president of Maxim Incorporated, an independent financial advisory firm which he founded in 1999. He is responsible for advising a major industrial park developer on land acquisitions in the Calabarzon administrative region of the Philippines, advising a major property developer in possible land acquisitions and financing in the Calabarzon area and advising a chemicals company in evaluating several buyout proposals by multinational companies. Mr. Macasaet also provides restructurings and financial advisory services as well as sales and marketing services for real estate assets.

From November 1999 to October 2011 he served as director of Philippine Investment One (SPV-AMC) Inc., Philippine Investment Two (SPV-AMC) Inc., and Argoman Real Estate Inc. Served as the country representative for Lehman Brothers’ Global Real Estate Group. Throughout this period, he worked closely with the legislative, executive and regulatory branches of the Philippine government in their initiative to address the growing non- performing assets problem in the Philippine banking industry and was responsible for maintaining relationships with financial institutions, real estate developers, regulatory and other government officials. He led a team of underwriters which participated in virtually all the NPL / REO auctions conducted by Philippine financial institutions and also led the team which successfully acquired over USD 1 billion in NPLs / REOs from the Rizal Commercial Banking Corporation, Bank of Commerce, Bank of the Philippine Islands, Development Bank of the Philippines, Equitable PCI Bank, Maybank, RCBC Savings Bank and United Coconut Planters Bank. He was also in charge of evaluating asset resolutions involving restructurings, discounted payoffs, deed in lieu and foreclosures, evaluating real estate sales and negotiating potential joint venture developments of certain real estate holdings and evaluating major real estate debt and equity financing opportunities.

From January 1998 to October 1999 he served as Vice President of the Restructuring Advisory Group for Citicorp International Ltd. Hong Kong. During his tenure, he advised a major subsidiary of one of the largest Korean chaebols in its efforts to restructure its capital structure, developed financial models to assess company’s liquidity and availability of cashflow to meet the company’s debt obligations and Instituted EVA-analysis as a strategic financial tool in determining which businesses to divest or expand

From May 1994 to December 1997 he served as Vice President Asian High Yield/Emerging Market Fixed Income for Citicorp International Ltd., with coverage for the Philippines, Indonesia and Thailand. He was responsible for fixed income origination and execution for issuers from the Philippines, Thailand and Indonesia. He also executed transactions that raised over USD 1.75 billion for Philippine, Indonesian and Korean corporates and financial institutions. Deals completed included debt securities transactions for the Philippine Long Distance Telephone Company, Philippine National Bank, Cho Hung Bank, Far East Bank & Trust Company, PT Ometraco Corporation and PT Mayora Indah and marketed to companies such as San Miguel Corporation, Bayantel, Eastern Telecom, First Philippine Holdings, Globe Telecom, Macondray / Del Monte, Singapore Telecom, Mobisel (Indonesia), Asia – Pac Infrastructure Development Ltd. (China / HK), Hutchison Telecom, APT Satellite, Asia Satellite, Tuntex Chemicals (Thailand), Anwar Sierad (Indonesia), Japfa Comfeed (Indonesia), Hansol PCS (Korea), Dacom (Korea), Asia Pulp and Paper (Indonesia / Singapore), First Pacific / Asia Link (Hong Kong), among others. He worked closely with the Project Finance, Loan Syndication and Derivatives teams in structuring total financing solutions and analyzed companies involved in the telecom, media, shipping, pulp and paper, and infrastructure companies. His responsibilities included the preparation of capital market presentations, due diligence, structuring, financial modeling, preparation of prospectuses and roadshow presentations, credit memo preparation, interaction with the rating agencies and pricing, as well as working with the fixed income sales team in investor presentations.

From October 1986 - July 1990 he worked as Account Manager for IBM Corporation Manila. He Developed and managed client relationships across a broad range of industries and analyzed client’s industry and business in a strategic and operating level and identified marketing / sales opportunities. He also developed and executed marketing strategies that effectively generated sales for IBM’s products and services.

From 1981 to 1985 he attended Ateneo de Manila University in Manila, the Philippines and graduated with a B.S. degree in Legal Management.In 1993 he earned his Master’s Degree in Business Administration from New York’s Fordham University. He held Majors in finance and international business. He graduated top of the class with the Dean’s Award for Academic Excellence and was the recipient of the Association for Corporate Growth Merit Award.

5.	Edward Low was appointed to serve as the Chief Financial Officer of the Company until the next annual meeting of the Company or until his successor is duly elected and appointed.

Mr. Edward Low, Chief Financial Officer,

Edward Low has provided accounting services to public companies for the past 20 years and has been the CFO for several companies traded on the TSX Venture Exchange and OTC Markets QB board. Previously, Mr. Low was the Controller for Nevada Geothermal Power Inc., an alternative Energy company with an operating geothermal power plant in northern Nevada which had revenues of US$20-million annually, and raised over US$280 million over an eight year period from 2003 to 2012. Currently, Mr. Low holds CFO positions with various TSX Venture and OTC QB listed companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: December 14, 2018	By:	/s/ Daniel S. Mckinney
Daniel S. Mckinney Chief Executive Officer

EXHIBIT INDEX

Exhibit No. Description

None